Exhibit 99.1

GDS Appoints Jamie Khoo As CEO of GDS International

SHANGHAI, China, March 26, 2024 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS”, “GDSH” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced the appointment of Ms. Jamie Khoo, currently the Chief Operating Officer (“COO”) of GDS, as the Chief Executive Officer (“CEO”) of DigitalLand Holdings Limited (“GDS International” or “GDSI”), the holding company for GDS’s international data center assets and operations. The appointment is effective at the closing of the Series A capital raise of GDS International which has been announced today. Concurrently, Jamie will step down as the COO of GDS. Her responsibilities as the COO of GDS will be assigned to Mr. Kejing Zhang, SVP, Sales, Ms. Yan Liang, SVP, Operational Excellence, and certain other personnel.

Ms. Khoo has served as the COO of GDS since January 2019. She joined the GDS senior management team in 2014, serving as deputy chief financial officer. Previously, she worked at ST Telemedia, holding various management roles in finance, accounting and treasury as well as having responsibility for designated overseas investment entities. Prior to joining ST Telemedia, Ms. Khoo worked for ABB (China) Holdings Limited, Ernst & Young (Singapore) and Baker Hughes (Singapore), mainly in finance and consulting roles.

“We are delighted to announce Jamie’s appointment as the CEO of GDS International,” commented Mr. William Huang, Chairman and CEO of GDS. “Jamie has been an invaluable member of the GDS executive team, and I deeply appreciate her hard work and contribution over the past years. With her leadership, I am confident that GDS International will continue its successful development in international markets. We are confident that our China business remains in good hands with the re-assignment of the COO role across several of our senior executives. Drawing on their years of dedication and extensive experience at GDS, their combined knowledge and skills will drive our progress further.”

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited